November 5, 2019

Roger Thompson
Chief Financial Officer
Janus Henderson Group plc
201 Bishopsgate EC2M 3AE
United Kingdom

       Re: Janus Henderson Group plc
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-38103

Dear Mr. Thompson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Brennan Hughes